UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Genius Sports Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G3934V109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Maven TopHoldings SARL
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 210,994,864 shares outstanding as of June 30, 2024, as reported on Exhibit 99.1 to the Issuer’s Report on Form 6-K, furnished to the United States Securities and Exchange Commission (the “SEC”) on August 6, 2024.

1.	Names of Reporting Persons Apax IX GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 210,994,864 shares outstanding as of June 30, 2024, as reported on Exhibit 99.1 to the Issuer’s Report on Form 6-K, furnished to the SEC on August 6, 2024.

Item 1(a).	Name of Issuer

Genius Sports Limited (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1st Floor, 27 Soho Square

London, United Kingdom W1D 3QR

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Maven TopHoldings SARL (“Maven”)

(ii)	Apax IX GP Co. Limited (“Apax IX GP”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The address of principal business office of Maven is 1-3 Boulevard de la Foire, Luxembourg, L-1528. The address of principal business office of Apax IX GP is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey, GY1 2HJ.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value $0.01 per share.

Item 2(e).	CUSIP Number

G3934V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2024

Maven TopHoldings SARL, in liquidation

By:	/s/ Isabella Ciccotti
Name: Isabella Ciccotti Title: Permanent Representative

Apax IX GP Co. Limited

By:	/s/ Jeremy Latham
Name: Jeremy Latham Title: Director

By:	/s/ Simon March
Name: Simon March Title: Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax IX GP Co. Limited

EXHIBIT LIST

Exhibit A

Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A to that certain Schedule 13G filed on February 14, 2022, by the Reporting Persons with the Securities and Exchange Commission).